UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AURICO GOLD INC.

(Name of Subject Company (Issuer))

AURICO GOLD INC.
(Name of Filing Person (Issuer))

3.50% Convertible Senior Notes Due 2016
(Title of Class of Securities)

666416 AB8
(CUSIP Number of Class of Securities)

Robert J. Chausse
Executive Vice President and Chief Financial Officer
AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario, Canada M5C 1T4
(647) 260-8880
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Christopher J. Cummings, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
77 King Street West, Suite 3100, PO Box 226
Toronto, Ontario, Canada M5K 1J3
416-504-0520

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$173,680,000	$22,370

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Convertible Senior Notes due 2016 (the “Notes”), as described herein, is approximately $1,040 per $1,000 principal amount outstanding. As of March 5, 2014, there was $167,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $173,680,000.

**                                  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (this “Schedule TO”)  relates to the offer (the “Offer”) by AuRico Gold Inc., an Ontario corporation (the “Company”), to purchase any and all of the Company’s $167,000,000 aggregate principal amount of outstanding 3.50% Convertible Senior Notes due 2016 (the “Notes”) for cash, at a purchase price equal to $1,040 per $1,000 principal amount of the Notes purchased, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 2014 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Holders may tender their Notes until 12:00 midnight, New York City time, at the end of April 2, 2014.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary of the Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is AuRico Gold Inc., an Ontario corporation. The address of the Company’s principal executive offices is 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4 and its telephone number is (647) 260-8880.

(b) The subject class of securities is the Company’s 3.50% Convertible Senior Notes due 2016. As of the date of this filing, $167,000,000 aggregate principal amount of Notes were outstanding.

(c) The information set forth in “Market and Trading Information” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This is an issuer tender offer wherein the Company is the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of the Company.

Name	Position(s)
Luis Chavez	Director and Senior Vice President, Mexico
Richard Mark Colterjohn	Director
Mark Daniel	Director
Patrick D. Downey	Director
Alan Edwards	Director
Scott Perry	Director
Ronald E. Smith	Director
Joseph Spiteri	Director
Chris Bostwick	Senior Vice President, Technical Services
Robert J. Chausse	Executive Vice President and Chief Financial Officer
Anne Day	Vice President, Investor Relations and Communications
Peter MacPhail	Executive Vice President and Chief Operating Officer
Trent C. A. Mell	Executive Vice President, Corporate Affairs
Charlene Milner	Senior Vice President, Finance
Chris Richter	Senior Vice President, Corporate Development
Chris Rockingham	Vice President, Exploration and Business Development

The address of each director and executive officer is c/o 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4 and its telephone number is (647) 260-8880.

Item 4. Terms of the Transaction.

(a)(1) The information set forth in the section entitled “Summary of the Offer,” “The Offer—General Terms” “The Offer—Procedure for Tendering Notes,” “The Offer—Withdrawal of Tenders,” “The Offer—Conditions of the Offer; Extension; Amendment; Termination,” “The Offer—Acceptance for Payment and Payment,” “The Offer—Determination of Validity of Tender and Other Matters,” “Certain Significant Consequences—Limited Trading Market,” “Certain Significant Consequences—Withdrawal Rights,” “Certain Significant Consequences—Treatment of Notes Not Tendered in the Offer” and “Material U.S. Federal Income Tax Considerations” of the Offer to Purchase is incorporated herein by reference.

(a)(2) Not applicable.

(b) Based on a reasonable inquiry by the Company: (i) none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes, (ii) the Company will not purchase any Notes from such persons and (iii) during the 60 days preceding the date of this Offer to Purchase, none of such officers, directors or affiliates has engaged in any transactions in the Notes.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) The Company entered into the Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation (as predecessor to the Company), the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, filed as Exhibit (d)(1) to this Schedule TO, the First Supplemental Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation (as predecessor to the Company), the Bank of New York

Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, filed as Exhibit (d)(2) to this Schedule TO, and the Second Supplemental Indenture, dated as of October 26, 2011, among Northgate Minerals Corporation, the Company, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, filed as Exhibit (d)(3) to this Schedule TO, and each incorporated herein by reference.  Except for such agreements, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in “Summary of the Offer,” “Purpose of the Offer” and “Forward-Looking Statements—Plans, Proposals or Negotiations” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in “Source of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “The Offer—Conditions of the Offer; Extension; Amendment; Termination” is incorporated herein by reference.

(d) The information set forth in “Source of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. None of the Notes are beneficially owned by the Company, the directors, the executive officers or affiliates of either the Company or any directors or executive officers of affiliates of the Company.

(b) Securities Transactions. To the knowledge of the Company after making reasonable inquiry, none of the persons referenced in this item have engaged in any transactions in the Notes during the 60 days preceding the date of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in “Dealer Managers; Information and Tender Agent” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash and the Offer applies to all outstanding Notes.

(b) Pro Forma Information. The Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash and the Offer applies to all outstanding Notes.

Item 11. Additional Information.

(a) The information set forth in “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in “Additional Information” of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i) Offer to Purchase to Holders of 3.50% Convertible Senior Notes Due 2016, dated March 6, 2014.

(a)(1)(ii) Letter of Transmittal, dated March 6, 2014.

(a)(5)(i) Press Release, dated March 6, 2014.

(b) Not applicable.

(c) Not applicable.

(d)(1) Indenture, dated as of October 5, 2010, among Northgate, the Trustee and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Company’s Schedule TO filed on November 23, 2011).

(d)(2) First Supplemental Indenture, dated as of October 5, 2010, among Northgate, the Trustee and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(2) to the Company’s Schedule TO filed on November 23, 2011).

(d)(3) Second Supplemental Indenture, dated as of October 26, 2011, among Northgate, the Company, the Trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Company’s Schedule TO filed on November 23, 2011).

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AURICO GOLD INC.

	By:	/s/ Robert Chausse
		Name:	Robert Chausse
		Title:	Executive Vice President & CFO

Dated: March 6, 2014

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase to Holders of 3.50% Convertible Senior Notes Due 2016, dated March 6, 2014.
(a)(1)(ii)	Letter of Transmittal, dated March 6, 2014.
(a)(5)(i)	Press Release, dated March 6, 2014.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)

Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Company’s Schedule TO filed on November 23, 2011).

(d)(2)

First Supplemental Indenture, dated as of October 5, 2010, among Northgate Minerals Corporation, the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(2) to the Company’s Schedule TO filed on November 23, 2011).

(d)(3)

Second Supplemental Indenture, dated as of October 26, 2011, among Northgate Minerals Corporation, AuRico Gold Inc., the Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Company’s Schedule TO filed on November 23, 2011).

(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.